

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

Via Facsimile
Junko Nakagawa
Chief Financial Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

> **Re:** **Nomura Holdings, Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2012**
> **Filed June 27, 2012 and Amended June 28, 2012**
> **File No. 001-15270**

Dear Ms. Nakagawa:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2012

General

1.   We note that your Form 20-F and website discuss business operations in the Middle East and that one of your subsidiaries is Nomura Investment Banking (Middle East). Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, affiliates, or other direct or indirect arrangements.

In this regard, we note 2012 news articles reporting that you partnered with Man Group to establish the Nomura Man Systemic Fixed Income Fund, and that Man Truck and Bus Middle East, a unit of the Man Group, operates a network of dealers and importers in countries including Iran and Syria. Your response should describe any services, transactions or products you have provided into Iran, Syria or Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Item 3. Key Information, page 2

D. Risk Factors, page 5

3.   Please revise your risk factor disclosure in future filings to clarify how, or the extent to which, the risk presented has adversely impacted your business and operations. In revising your disclosure, please ensure that you address the following:

- On page 5, under "Our investment banking revenues may decline," please quantify the extent to which your investment banking revenues have declined.

- On page 6, under "We may incur significant losses from our trading and investment activities," please quantify the additional collateral requirements that would be triggered by a one and two notch downgrade in your credit ratings.

- On page 6, under "Holding large and concentrated positions of securities and other assets…," please quantify the "substantial amounts of capital" that you have committed and indicate whether your holdings are concentrated in particular industries, countries, or regions.

- On page 8, under "Lowering of our credit ratings could increase our borrowing costs," please disclose the March 2012 downgrade of your long-term debt ratings

> by Moody's Investors Service and clarify the extent to which credit ratings downgrades have adversely impacted your profitability, borrowing costs, or ability to access the capital markets.

- On page 13, under "Misconduct or fraud by an employee, director or officer…," please revise to address the recent business improvement order issued by the Financial Services Agency against Nomura Securities Co., Ltd.

We are a holding company and depend on payments from our subsidiaries, page 14

4.   Please expand your risk factor to disclose the nature and extent of the legal or economic restrictions on your broker-dealer and other subsidiaries' ability to transfer funds to you.

Results of Operations, page 33

Overview, page 33

5.   You disclose that the Other non-interest revenues of ¥563,186 million for the year ended March 31, 2012 was primarily due to the conversion of Nomura Land and Building Co., Ltd (NLB) into a subsidiary of Nomura Holdings, Inc. To enhance the transparency of your disclosure and to give the reader an idea of the continuity of such revenue streams, please expand your disclosure in future filings to clearly quantify the amount related to the conversion transaction itself and how such amount was derived. Quantify the amount of operating revenues generated by NLB that are included here, and discuss the extent to which you expect these revenue streams to be recurring. Provide similar disclosure addressing their related expenses as well.

6.   Your disclosure on page 42 notes that the combined gains on financial liabilities and derivatives due to changes in your own creditworthiness amounted to ¥27.1 billion, which is slightly more than your net income for 2012. In light of the significance of the gains recognized due to changes in your own creditworthiness in relation to your net income, please revise your Overview to quantify the impact of these gains.

Results by Business Segment, page 35

Wholesale, page 39

Operating Results of Wholesale, page 39

7.   We note that net revenue decreased by 12% from ¥630,536 million for the year ended March 31, 2011 to ¥555,882 million for the year ended March 31, 2012. We also note that it decreased by 20% from ¥789,531 million for the year ended March 31, 2010 to ¥630,536 million for the year ended March 31, 2011. You primarily attribute the decline in net revenues to the volatile economical and financial market conditions in Europe. In

future filings, please more specifically identify how the economic environment in Europe affected the net revenues of your wholesale business segment.

Assets and Liabilities Associated with Investment and Financial Services Business, page 46

Securitization Products, page 46

8.   We note that your tabular presentation disclosed at the beginning of page 47 excludes securitization products for which you transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, and in which you have no continuing economic exposures. In future filings, please disclose the amount of such products, and explain why you no longer have an economic exposure relating to these financial assets.

9.   In addition, you state in footnote 3 of the tabular presentation on page 47 that the RMBS balance for Americas excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations ("CMOs") because their credit risks are considered minimal. In future filings, please disclose the amount of such securities.

B – Liquidity and Capital Resources, page 51

Funding and Liquidity Management, page 51

4 – Implementation of Liquidity Stress Tests, page 55

10.   We note you perform stress tests to verify that sufficient funding capacity is accessible under multiple stress scenarios. Please expand your disclosure in future filings to discuss the time horizon that the stress scenarios measure. Additionally, expand this disclosure to discuss whether the results of these tests indicated that you had sufficient liquidity under each of the stress scenarios performed.

11.   We note your disclosure of the value of your liquid assets as of March 31, 2012 and 2011. Given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, in addition to disclosing the amount of liquid assets as of the balance sheet dates, please also disclose the weighted average amounts of liquid assets during the period. Additionally, please consider disaggregating and quantifying the components included in liquid assets, at both period-end and on an average basis during the period.

12.   In your future filings, please revise to more clearly discuss whether you maintain the liquidity portfolio at the parent company level or at a lower level, such as individual subsidiary, country, or business unit level. Consider providing further granular data about these different liquidity portfolios. Briefly discuss how you manage the portfolio

amounts between these levels, and any regulatory requirements for which you may have to maintain minimum amounts at various levels.

Balance Sheet and Financial Leverage, page 57

13.   It appears that your presentation of adjusted assets and adjusted leverage ratio meets the definition of a non-GAAP measure. Please revise your future filings to address the disclosure requirements within Item 10(e) of Regulation S-K, including a reconciliation to the actual GAAP measure. Refer to General Instruction C(e) of Form 20-F.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 103

Risk Management Organizations, page 105

14.   We note your disclosure regarding various committees to whom the board of directors has delegated the responsibility of risk management oversight on its behalf. Please expand your disclosure to explain in greater detail the committees' roles and how risk related information is communicated to senior level executives and to the board. In expanding your disclosure, please address the following.

- Please clarify what matters the Executive Management Board delegates to the Group Integrated Risk Management Committee (GIRMC).

- We note that you indicate on page 105 that the "core bodies tasked with risk management" are involved with the management of market risk, credit risk, operational risk and "other." Please explain what you mean by "other" and clarify whether all risk categories presented on page 106 correspond with a core risk management entity (e.g., what group has primary responsibility for managing country risk, system risk and business risk).

- Please clarify the relationship between the GIRMC and the Global Risk Management Committee and describe how different credit risk management issues are delegated between these two entities.

- Please disclose how frequently, and under what circumstances, the Risk Management Departments report to Executive/Senior Managing Directors and to the GIRMC. Please also disclose under what circumstances risk management issues are reported to the Board of Directors.

Value at Risk, page 107

15.   We note that you are committed to continuous review and enhancement of VaR methodologies and assumptions in order to capture evolving risks associated with

changes in market structure and dynamics. Please respond to the following and expand your disclosure in future filings as appropriate:

- Tell us the number of different VaR models that are used to determine your total trading VaR, and discuss the drivers regarding the need to use multiple different models.

- Tell us how all of the different VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

- Tell us whether the VaR models used for regulatory capital purposes are the same as the VaR models used for your market risk disclosures. To the extent that certain of the models used for both purposes differ, please tell us the drivers behind those differences.

- Discuss the process and validation procedures in place prior to implementing significant model and assumption changes. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

- To the extent that all or some of your VaR models used for your market risk disclosures are different than those used to calculate regulatory capital, please tell us whether the model review process and model oversight processes are the same for both. As part of your response, please clarify when approval is required from any of your regulators regarding VaR model changes.

- Given that your VaR models are evolving over time, tell us how you consider when disclosure is required under Item 11(a)(4) of Form 20-F regarding model, assumptions and parameter changes.

Credit Risk, page 110

Integrated Management, page 112

16. Please explain under what circumstances you evaluate credit risk "by obligor groups" and also explain how you compile the groups.

Credit Risk to counterparties to derivatives transaction, page 112

17. Footnote (2) to your tabular disclosure notes that the row labeled "Other" does not necessarily indicate that the counterparties' credit rating is below investment grade.

Please revise your future filings to more clearly explain what the Other classification does mean here and to quantify the amounts within the Other row that are below investment grade or of similar credit quality.

Exposure to certain European peripheral countries, page 113

18.   On January 6, 2012, the Division of Corporation Finance issued disclosure guidance CF Disclosure Guidance: Topic 4, European Sovereign Debt Exposures relating to registrants' exposures to European countries. In accordance with such guidance, please revise your future filings, as appropriate, to provide disclosure regarding your sovereign and non-sovereign exposures, to address the following:

- Revise your tabular presentation to include your unfunded exposure located in these countries. Your total gross exposure should include the effect of both your gross funded exposure and total unfunded exposure.

- When presenting your unfunded exposure, please disaggregate such exposure by type of counterparty and by country. In addition, please disclose the key terms and any potential limitations of the counterparty being able to draw down on the facilities.

- Your presentation appears to include derivatives in three separate columns. Revise your presentation to clearly identify how you have separated your derivatives held between the three columns. For the amounts quantified in footnote (1), clarify whether these amounts relate only to the credit derivatives presented in the inventory positions column or also include amounts shown in the other columns. Consider providing a separate table of your credit default swaps that quantifies the notional and fair value of protection sold from protection purchased by country (separated between sovereign and non-sovereign).

- Disclose the effects of credit default protection purchased separately by counterparty and country, the nature of payout or trigger events under the purchased credit protection contracts, the types of counterparties that the credit protection was purchased from and an indication of the counterparty's credit quality. Discuss whether credit protection purchased has a shorter maturity date than the bonds or other exposure against which the protection was purchased. If so, provide clarifying disclosure about this fact and the risks presented by the mismatch of maturities.

- Discuss how you monitor and/or mitigate the effects of indirect exposure from countries that you have identified. Your disclosure should explain how you identify indirect exposures, examples of the identified indirect exposures, along with the level of the indirect exposures. To the extent possible, please also

> provide quantitative information regarding the level of indirect exposures identified and factored into your stress analysis.

- • In notes 2 and 3 to the tabular presentation, you state that derivatives and securities financing transactions are shown net by counterparty after deduction of collateral received. Please disclose the type and amount of collateral offsetting such instruments.

19. Furthermore, we note that your tabular presentation disaggregates financial instruments into two columns. The first column presents your inventory positions, which includes long and short-term debt and equity securities, loans, equity derivatives and credit derivatives, while the second column presents the total of derivative contracts, securities financing transactions and others. To enhance the transparency of your disclosure, please revise future filings to further disaggregate these columns by financial instrument type and by country to arrive at total gross funded exposure in your tabular presentation.

20. In note 1 of the tabular presentation, you state that inventory positions are "generally" carried at fair value on a recurring basis in your consolidated balance sheets. Your disclosure suggests that you may have some inventory positions that are being presented on a basis other than fair value. If so, please clarify which financial instruments are being presented on a basis other than fair value. To the extent such instruments are presented on an amortized cost basis, please present the gross amount prior to the deduction of impairment and the net amount after impairment.

21. We note your disclosure of the gross notional values of single-name credit default swaps purchased and written, along with the fair value amounts. Tell us whether you have any (a) credit default swaps that reference any of these sovereign entities as part of a basket or (b) tranched purchased or sold credit protection covering a portfolio of multiple underlyings. If so, please tell us how those contracts are reflected in your table and considered in your quantification of notional amounts below the table.

Consolidated Statements of Income, page F-7

22. Based upon your footnote disclosure on page F-80, we note that Revenue – Other of ¥563,186 primarily consists of revenue of ¥488,536 million, which includes real estate sales of ¥251,377 million, generated by NLB and other companies acquired in the Share Exchange Agreement. Given that revenue generated by NLB and other companies presents approximately 35% of total revenue, please advise us how your presentation of such revenue complies with Rule 5-03(b) of Regulation S-X.

Notes to the Consolidated Financial Statements, page F-13

Note 1 - Summary of accounting policies, page F-13

Collateralized agreements and collateralized financing, page F-15

23.   We note your policy on page F-16 regarding repurchase and resale agreements, securities lending and borrowing and other secured financing transactions. We also note your prior correspondence letter with the staff dated April 15, 2010 where you indicated that "Gensaki" transactions are accounted for as sales. In order to increase the transparency of this disclosure, in future filings, please describe the key terms and nature of these transactions, and quantify the amount of these transactions entered into during the periods presented.

24.   You disclose on pages F-16 and F-25 that you prospectively adopted Accounting Standard Update (ASU) 2011-03 on January 1, 2012. Please address the following regarding your adoption of ASU 2011-03:

- For certain securities lending transactions, you indicate that, as a result of your adoption of ASU 2011-03, you ceased accounting for these transactions as sales and began treating them as secured borrowings. Please provide us with a detailed description of these transactions and an analysis of how you determined that this new guidance prohibited sale treatment for these transactions. Revise your future filings to more clearly address the nature of these transactions and key features that led to the change in accounting.

- From your disclosure it appears that after your adoption of ASU 2011-03, you continued to use sale accounting for certain resale and repurchase transactions and/or certain securities lending transactions. Revise your future filings to more clearly address the nature of such transactions along with your basis for determining that ASU 2011-03 did not prohibit sale treatment of such transactions. Provide us with a detailed analysis that addresses the nature and application of ASU 2011-03 to each type of transaction for which you still believe sale accounting is appropriate.

- As part of your response, please specifically address your Gensaki transactions. In your letter dated April 15, 2010, you indicated that you did not have effective control over "Gensaki" transactions based upon the guidance in ASC 860-10-40-24b. You indicated this was because you are not able to repurchase or redeem the transferred financial assets on substantially agreed terms, even in the event of default by the transferee, as in the Gensaki agreement there are no margin requirements. Therefore, during the contract term you may not have obtained cash or other collateral sufficient to fund substantially all of the cost of purchasing replacement assets from others. Explain to us how you considered the guidance in ASU 2011-03, which removes such provisions in determining whether you have effective control, when concluding that such transactions should continue to be accounted for as sales.

Notes to the Consolidated Financial Statements, page F-13

Note 2 - Fair value of financial instruments, page F-28

Valuation techniques by major class of financial instrument, page F-33

25.   In several instances, we note that the description of the valuation technique and inputs used for your Level 2 financial instruments appears to be vague and/or unclear. For example, you state in valuing corporate debt securities that you primarily use internal models. Your disclosure appears to be vague in describing the specific valuation method used in valuing such securities. In addition while you disclose that significant inputs are observable in determining the fair value of CMBS and RMBS classified as Level 2, it continues to remain unclear what specific inputs are used in valuing these securities. In future filings, please describe the specific valuation method and significant inputs used in valuing your financial instruments classified as Level 2 pursuant to ASC 820-10-50-2bbb.

26.   We also note you may use brokers or pricing services to assist you in determining fair values. In your future filings, consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- How the pricing information obtained is reviewed and validated under your governance framework discussed on page F-36.

27.   We note that the values of listed equities traded in inactive markets and derivatives may have been adjusted for a variety of factors including liquidity. Tell us the amount of such adjustments, your basis for the adjustment, and how you considered guidance in ASC 820-10-35-36B with respect to these adjustments.

28.   You state on page F-36 that the fair value of your structured notes includes an adjustment to reflect Nomura's own creditworthiness. Please disclose in future filings the amount of the adjustment to reflect the company's own credit risk and how such adjustment was determined. In addition, please explain to us your basis to support your conclusion that such notes should be classified as Level 2 as oppose to Level 3 in your fair value hierarchy.

Quantitative information regarding significant unobservable inputs and observations, page F-38

29.   You disclose on pages F-38 – F-40 the range of significant unobservable inputs for each major category of assets and liabilities measured at fair value on a recurring basis with a significant Level 3 balance, as well as qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs. Given the wide range of assumptions for several of the categories, please consider revising your disclosure in future filings to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, and state your basis for calculating the weighted average (e.g., weighted average by notional, principal, etc.).

Note 3 – Derivative instruments and hedging activities, page F-54

30.   Your table on page F-56 separates your derivatives between derivatives used for trading purposes and derivatives designated as hedging instruments (for accounting purposes). Footnote (3) to the table notes that the category titled "derivatives used for trading purposes" includes derivatives used for non-trading purposes which are not designated as hedges for accounting purposes. In future filings, please separate the amounts reported as derivatives used for trading purposes between two categories: derivatives used for economic hedging purposes that do not qualify for hedges under accounting guidance and derivatives used for trading purposes. Similarly, separate the table of gains and losses on page F-57 into these two categories as well.

Note 9 – Financing receivables, page F-71

31.   You disclose that your Loans at banks include secured and unsecured loans extended by licensed banks within Nomura. Please revise this footnote or your Business section to more clearly identify the customer base and underwriting standards for your Loans at banks and how it differs from that of your Corporate loans. It is not clear how you are differentiating these two loan classes.

32.   Please revise the table on page F-73 to address the following:

- Revise this table to be consistent with the five loan classes presented in your allowance table on page F-75. Separately breakout your advances to affiliates from the four categories presented on page F-73.

- Revise the table on page F-73 to separately quantify the amount of loans held at fair value from the amount of loans held at amortized cost for each of the five classes of loans presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Celia Soehner at (202) 551-3463 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director